DIRECTOR’S OPTION AGREEMENT

For certain good and valuable consideration, the receipt of which is hereby acknowledged, VirTra Systems, Inc., a Texas corporation (the “Company”), hereby grants to Robert D. Ferris, a director of the Company (“Director”), the option to purchase (“Options”), for seven (7) years from the date of this Agreement (the “Option Period”), fully paid and non-assessable shares of the Company’s Common Stock, par value $0.005 per share (the “Common Stock”), as more fully set forth below.

1.

Number of Options. As compensation for Chief Executive Officer and Director’s service as a director of the Company, Director shall receive Options as follows:

100,000 options on 1/4/2016 at a strike price of: $0.1399 (for service to be provided during 1st Quarter 2016).

2.	Exercise Price. The purchase rights represented by this Agreement are exercisable at the option of the Director, in whole or in part during the Option Period. These Options are exercisable at the closing price of the Company’s stock on the Grant Date (such price, the “Purchase Price”). The Purchase Price shall be payable in cash or by certified or official bank check in New York Clearing House funds, subject to adjustment as provided in Sections 5 and 6 hereof.

3.	Termination of Option Period. Upon the termination of the Director’s service as a director of the Company, the Option Period shall become three (3) months from the date of termination of Director’s employment, unless such termination was for any of the reasons set forth below. If Director’s service was terminated for any of the reasons set forth below or if it is later discovered that the Director had engaged in conduct that would have satisfied the criteria set forth below (“Cause”), then the Option Period shall cease as of the date of termination of service.

For purposes of this Agreement, Cause means if (i) the Director shall have committed fraud or any felony in connection with his duties as an Director of the Company, willful misconduct or any act of disloyalty, dishonesty, fraud or breach of trust or confidentiality as to the Company, or any other act which is intended to cause or may reasonably be expected to cause economic or reputational injury to the Company or (ii) such termination is or would be deemed to be for Cause under any employment agreement between the Company and the Director.

4.	Issuance of Stock Certificates. Upon receipt of the Purchase Price and a request to exercise the Options properly directed to the Company’s Secretary, certificates for the Common Stock shall be issued in the name of, or in such names as may be directed by, the Director.

5.	Restriction on Common Stock Upon Exercise. The Director acknowledges that the Common Stock issuable upon exercise of the Options will be restricted and cannot be sold unless registered under the Securities Act of 1933 or pursuant to an applicable exemption therefrom.

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6.	Price. The initial purchase price shall be as set forth in Section 2. The adjusted purchase price shall result from time to time from any and all adjustments of the initial purchase price in accordance with the provisions of Section 6 hereof. The term “Purchase Price” as used herein shall mean the initial purchase price or the adjusted purchase price, as the context may require.

7.	Adjustments of Purchase Price and Number of Shares.

(a)	Subdivision and Combination. In case the Company shall at any time subdivide or combine the outstanding shares of Common Stock, the Purchase Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination.

(b)	Reclassification, Consolidation, Merger, Etc. In case of any reclassification or change of the outstanding shares of Common Stock (other than a change in par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in the case of any consolidation of the Company with, or merger of the Company into, another corporation (other than a consolidation or merger in which the Company is the surviving corporation and which does not result in any reclassification or change of the outstanding shares of Common Stock, except a change as a result of a subdivision or combination of such shares or a change in par value, as aforesaid), or in the case of a sale or conveyance to another corporation of the property of the Company as an entirety, the Director shall thereafter have the right to purchase the kind and number of shares of stock and other securities and property which would have been received upon such reclassification, change, consolidation, merger, sale or conveyance if such Director had exercised this Options immediately prior to such transaction, at a price equal to the product of (x) the number of shares issuable upon exercise of this Options and (y) the Purchase Price in effect immediately prior to the record date for such reclassification, change, consolidation, merger, sale or conveyance.

(c)	No Adjustment of Purchase Price in Certain Cases. No adjustment of the Purchase Price shall be made upon the issuance or becoming issuable of shares of Common Stock pursuant to the antidilution provisions contained in any of the Company’s securities.

(d)	Adjustment in Number of Shares. Upon each adjustment of the Purchase Price pursuant to the provisions of this Section 6, the number of shares of Common Stock issuable upon the exercise of each Option shall be adjusted to the nearest full share by multiplying the Purchase Price in effect immediately prior to such adjustment by the number of shares of Common Stock issuable upon exercise of the Options immediately prior to such adjustment and dividing the product so obtained by the adjusted Purchase Price.

8.	Elimination of Fractional Interests. The Company shall not be required to issue stock certificates representing fractions of shares of Common Stock, nor shall it be required to issue scrip or pay cash in lieu of fractional interests, it being the intent of the parties that all fractional interests shall be eliminated.

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9.	Non-Transferability of Options. The Options granted hereby are non-transferable.

10.	Headings. The article and section headings in this Agreement are inserted for purposes of convenience only and shall have no substantive effect.

Executed this ______ day of _________________________, 201__.

VirTra Systems, Inc.

By:
Matthew D. Burlend, COO and Director

Director

Signature
Printed name: Robert D. Ferris

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